Exhibit 99.1

Points International Provides Business Update

- - Updates 2010 Full Year Guidance - -

- - Introduces Preliminary Outlook for Full Year 2011; Robust First Half 2011 Partner Pipeline - -

- - Announces Board Approval of Share Consolidation - -

- - NASDAQ Listing Process Underway - -

Toronto, Canada – January 27, 2011 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the owner and operator of Points.com, the world's leading reward program management web site, today announced a business update, including updated full year 2010 financial guidance, preliminary financial guidance for 2011 and an update on the Company’s previously announced share consolidation. All dollar figures are in US Dollars.

2010 Guidance

The Company is updating its guidance for the year ended December 31, 2010 as follows:

For the twelve months ended December 31, 2010, the Company anticipates revenues of approximately $95 million, which is at the high-end of the Company’s previous guidance range of $85 million to $95 million, and represents year-over-year anticipated revenue growth of approximately 19%.

EBITDA1 margin for the full year of 2010 is expected to be in the range of 3.0% to 3.5% of revenue.

Net income, which is expected to be positive on a full year basis, is forecasted to increase significantly year-over-year.

Points International cautions that any preliminary financial results are unaudited and based on the best information currently available and are subject to completion of its financial statements for the fiscal 2010 fourth quarter and full year. Points International currently expects to release its full results for the fourth quarter and full year 2010 on or before March 15, 2011.

Preliminary 2011 Guidance

The Company is initiating its financial guidance for the year ended December 31, 2011, as follows:

  Revenue is expected to be in the range of $120 million to $130 million, representing a 26% to 37% year-over-year increase from the Company’s 2010 estimated revenues of $95 million
  EBITDA is expected to be in the range of $5 million to $8 million

MacLean added, “Looking to 2011, we are optimistic about our prospects. In addition to expecting revenue growth of approximately 26% to 37%, we are forecasting meaningful EBITDA profitability. This profitable growth is expected to be driven primarily from the expansion of our core Loyalty Currency Services business through the addition of new partnerships as well as increased participation among our existing partnerships. We also look forward to the continued expansion of our Points.com consumer portal, which following the initial launch in the third quarter, demonstrated increased traffic levels and improved transaction conversion rates in the fourth quarter of 2010.”

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1 EBITDA (Earnings (loss) before interest, taxes, amortization, foreign exchange, impairment and restructuring) is considered by management to be an integral measure of performance. EBITDA is not a recognized measure under generally accepted accounting principles.

MacLean added, “Looking to the first half of 2011, our partner pipeline remains robust. We currently expect over 20 new product deployments on a white label and branded basis on the Points.com portal, which we expect to contribute to our anticipated improved results.”

Share Consolidation

The Company announced today that its Board of Directors has approved a share consolidation of its common shares through a one-for-ten reverse split. Shareholders previously approved the consolidation with over 90% of the votes cast in favour at a special meeting held on October 26, 2010. The share consolidation, which is subject to standard clearance by the TSX, is expected to be completed within 10 business days. Following the share consolidation, the Company expects to have approximately 15.0 million common shares issued and outstanding. The Company also announced that it has filed an application to list its common shares on the NASDAQ Capital Market and expects to effect a NASDAQ listing as soon as possible. The Company’s common shares will continue to be quoted on OTC Markets until such time as the shares may be listed on the NASDAQ Capital Market.

“Given our strong anticipated results for the 2010 fiscal year and our positive preliminary outlook for 2011, we believe we are appropriately positioned to initiate our planned share consolidation,” said CEO Rob MacLean. “Effecting the share consolidation is consistent with our objective of obtaining a NASDAQ listing and increasing Points’ reach to a broader universe of institutional investors. We also believe a lower share count will better reflect our future earnings performance on a per share basis. Over the past twelve months, Points has delivered significantly strengthened financial results, characterized by sequential revenue growth, enhanced gross margins and expanded profitability. Based on our strong operational and financial performance to-date, and our preliminary performance expectations for the coming year, we are increasingly confident in our business strategy and growth prospects. We look forward to the opportunity to demonstrate our improving fundamentals to a wider audience.”

Information for Shareholders

Upon execution, Points’ common shareholders will receive one new common share for every ten shares held. Registered holders of Points common shares will receive a letter of transmittal shortly after the effective date with instructions for the exchange of common share certificates. No fractional shares will be issued as a result of the share consolidation, and in the event that a shareholder would otherwise be entitled to receive a fractional share, such fraction will be rounded down to the nearest whole number. Computershare Trust Company of Canada will act as the transfer agent, and can be contacted at (1-800-564-6253) with any questions.

Shareholders with shares in brokerage accounts will be contacted by their brokers with instructions.

About Points International Ltd

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management web site which was recently named one of the 28 Best Travel Sites by Kiplinger's. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit www.pointsinternational.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements including the Company’s expected NASDAQ listing, the updated financial outlook for 2010 and the preliminary financial outlook for the 2011 fiscal year. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, there can be no guarantee that the NASDAQ will approve the Company’s listing application or that the share consolidation will result in the share price required to qualify for listing on the NASDAQ Capital Market. The financial outlooks herein assume we will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company’s past experience, and we will be able to contain costs and realize operational efficiencies from our upgraded technology platform. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-20-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Contact:

Addo Communications
Laura Foster / Andrew Greenebaum
lauraf@addocommunications.com; andrewg@addocommunications.com
(310) 829-5400